LKQ Corporation
120 South LaSalle Street
Suite 3300
Chicago, Illinois 60602

March 26, 2008

Via Electronic Submission (EDGAR)

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Linda Cvrkel
                  Branch Chief

    Re:
    LKQ Corporation
    Form 10-K for the year ended December 31, 2007
    Filed February 29, 2008
    File No. 000-50404

Ladies and Gentlemen:

        I am writing with respect to your letter dated March 20, 2008 requesting the Company's response to the staff's comments on its recently filed Form 10-K for the year ended December 31, 2007 within 10 business days. As discussed yesterday by the undersigned and Claire Erlanger of the SEC staff, the Company is currently working on a response, but has requested an extension of the deadline for submitting its response. This letter will confirm that in accordance with the discussion between the undersigned and Claire Erlanger, the Company will respond to the staff's comments by April 11, 2008.

        In the event you have any questions or comments, please call the undersigned at (312) 280-3708.

Very truly yours,
/s/ Victor M. Casini
Victor M. Casini Senior Vice President, Secretary and General Counsel